

July 1, 2009

Mr. Evgeny Ler
Chief Financial Officer
BMB Munai, Inc.
324 South 400 West
Suite 255
Salt Lake City, Utah 84101

> **Re:** **BMB Munai, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2008**
> **Filed June 16, 2008**
> **Form 10-K for the Fiscal Year Ended March 31, 2009**
> **Filed June 15, 2009**
> **Response letter filed May 20, 2009**
> **File No. 1-33034**

Dear Mr. Ler:

We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the year ended March 31, 2008

Note 21 – Significant Fourth Quarter Adjustments, page F-39

1.	We note your response to prior comment number 1(c) which states that you were incorrect in previously stating that the tax law in the Republic of Kazakhstan changed during fiscal year 2008. Your response further states that the tax law ("Tax Code #2235") which permits you to deduct qualifying capitalized exploration and development costs against revenues received during the exploration stage was enacted in April 1990. Based on your revised assertions, the estimated effective rate used to determine income tax expense (benefit) in your June 30, 2007, September 30, 2007 and December 31, 2007 financial statements should have included the provisions of Tax Code #2235. Therefore, you are required to account for this accounting change as the correction of an error pursuant to paragraphs 25 and 26 of SFAS 154, not as a fourth quarter

Mr. Evgeny Ler
BMB Munai, Inc.
July 1, 2009
Page 2

adjustment as if the accounting change were a change in estimate. Please restate your June 30, 2007, September 30, 2007 and December 31, 2007 financial statements to correct for this error. We believe it is necessary for you to amend each of your Forms 10-Q filed during the interim periods of fiscal 2008 and your March 31, 2009 Form 10-K to correct for this error and to include all disclosures required by SFAS 154. If you believe that restatement and amending your Form 10-K and Forms 10-Q is not required because the error is not material to your financial statements, please provide your complete analysis pursuant to SAB Topic 1:M which supports your conclusion.

2.   Please explain how you have calculated your revised interim tax rates for the quarters ended June 30, 2007, September 30, 2007 and December 31, 2007 and how your calculation complies with FIN 18. Please explain how you have appropriately considered interim deferred and US taxes when calculating your effective rate.

3.   Please clarify how you have evaluated the fact that you failed to incorporate the provisions of Tax Code #2235 in calculating your income tax provisions when determining that your disclosure controls and procedures are effective as of June 30, 2007, September 30, 2007 and December 31, 2007. In addition, clarify what changes, if any, you have made to remediate this apparent control deficiency.

Form 10-K for the Fiscal Year Ended March 31, 2009

Controls and Procedures, page 53

4.   Please clarify how you have evaluated the fact that you failed to incorporate the provisions of Tax Code #2235 in calculating your income tax provisions when determining that your disclosure controls and procedures and internal controls over financial reporting are effective as of March 31, 2009. In addition, clarify what changes, if any, you have made to remediate this apparent control deficiency.

Financial Statements

Consolidated Statements of Operations, page F-4

5.   We note that you did not record an impairment charge of your oil and gas properties during fiscal 2009 notwithstanding the recent volatility in oil and gas market prices. Please provide to us your analysis in accordance with Rule 4-10(c)(4) of Regulation S-X which supports your conclusion that the application of the ceiling test did not result in an impairment charge as of March 31, 2009. Please be as detailed as possible in your response.

Note 13 – Income Taxes, page F-27

6.   Explain how you have determined that the error caused by failing to incorporate the provisions of Tax Code #2235 when accounting for your income taxes only relates to your interim periods in fiscal year 2008 and does not impact periods prior to fiscal year 2008. For example, please demonstrate how your income tax expense recorded for the year ended March 31, 2007 considers the provisions of this tax code.

7.   We note your response to prior comment number 2 and your disclosure here which states that the Exploration contract allows you to be exempt from Kazakhstan corporate income tax for the period of the exploration phase. Please clarify whether you are exempt from Kazakhstan income taxes or are only permitted to deduct qualifying capitalized exploration and development costs against revenues received during the exploration stage. In addition, clarify whether the Exploration contract or Tax Code #2235 permits you to deduct qualifying costs.

8.   Tell us whether the law in Kazakhstan will permit you to fully deduct depreciation and depletion expense in future years that relates to capitalized expenses already used to offset income during these exploratory phase years. If not, it appears that you should have recorded a deferred tax liability reflecting a temporary book-tax difference. Please advise.

9.   Please tell us and revise your disclosure to clarify how the exploration stage is defined in Tax Code #2235 and the Exploration contract and how you have determined that you are still in the exploration stage as of March 31, 2009. In addition, disclose when you anticipate that you will no longer be in the exploration stage and hence, no longer qualify for the tax benefit.

10.   You disclose net operating losses ("NOL's") as of March 31, 2008, at the bottom of page F-28. Please revise to disclose NOL's as of March 31, 2009.

11.   We note that you have an outside basis difference as you have unremitted earnings from your subsidiary in Kazakhstan. Please demonstrate the evidence that you have relied upon, in addition to the fact that you have not historically distributed foreign earnings, when determining that you have the ability and intent to essentially permanently invest these earnings. Please clarify how you plan to use the undistributed earnings within your Kazakhstan operations and how this plan supports your conclusion. In addition, explain how you have determined that these undistributed earnings will not be required to fund operations outside of Kazakhstan.

12.   We note that you begin your rate reconciliation based on your foreign tax (benefit) based on the foreign statutory rate. Please revise your disclosure to begin your reconciliation with the amount of income tax expense that would result from applying the domestic statutory tax rate to pretax income from operations, not the foreign tax. We refer you to the disclosure requirement of paragraph 47 of SFAS 109. In addition, ensure that the US statutory rate cited parenthetically in your reconciliation multiplied by pretax income from continuing operations equals the sum presented in the footnote. For example, your footnote reads "Domestic benefit at federal statutory rate (34%)." However, multiplying your fiscal year 2009 pretax income from continuing operations by 34% does not equal the amount that is presented in your table.

13.   Please further revise your rate reconciliation to separately disclose all significant reconciling items. In this respect, please separately disclose the foreign tax which is at a different tax rate than the US statutory rate and the tax benefit that you receive for qualifying exploration and development costs, instead of presenting these items on a net basis.

14.   Please clarify the nature of the non-deductible expenses that you have included in your rate reconciliation.

15.   We note your disclosure which states that you have included the effect of the change of Kazakhstan tax rate to 20% in the "Other" caption within your rate reconciliation. Please clarify why it was necessary to reflect the impact of this change within the "Other" caption when you have calculated your foreign tax rate based on a 20% statutory tax rate.

16.   Please clarify how you have determined that it is appropriate to recognize your deferred tax asset related to your NOL's at a 34% tax rate. In addition, clarify the rate used to calculate your deferred tax liabilities.

17.   Please explain to us in detail how you have determined that it is more likely than not that your deferred tax assets related to your NOL's will be realized and hence, no valuation allowance is required pursuant to paragraphs 17 through 25 of SFAS 109. As part of your response, please tell us the source(s) of taxable income that you relied upon when determining that you will have sufficient taxable income to support the realization of the deferred tax asset; we refer you to paragraph 21 of SFAS 109.

18.   We note that you have recorded deferred tax assets and liabilities related to oil and gas properties in your US tax jurisdiction. Please clarify how you have determined that these properties are within your US tax jurisdiction. In this

respect, we note your disclosure on page 29 which states that all of your oil and natural gas producing activities are conducted in the Republic of Kazakhstan.

19.   We note your response to prior comment 3 in our letter dated May 11, 2009. Please be advised that your requirement to file a Form 8-K on a timely basis when you have concluded that any previously issued financial statements, including interim financial statements, should no longer be relied upon because of an error is a requirement that is independent of your possible need to amend previously filed Forms 10-K or 10-Q.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Sandy Eisen at (202) 551-3864, or Chris White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact Tracey McNeil at (202) 551-3392 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director